UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Priority Technology Holdings, Inc.

(Name of Subject Company and Filing Person (Issuer))

Warrants to Purchase Common Stock

(Title of Class of Securities)

74275G 115

(CUSIP Number of Class of Securities)

Christopher Prince

General Counsel

2001 Westside Parkway

Alpharetta, GA 30004

(800) 935-5961

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

John Mahon, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Phone: (212) 756-2000

Fax: (212) 593-5955

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$4,355,724	$527.91

(1) The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. Priority Technology Holdings, Inc. (the “Company”) is offering holders of all outstanding warrants of the Company, as of December 21, 2018, 5,731,216 warrants (representing 5,310,109 Public Warrants and 421,107 Private Warrants (each as defined below), collectively the “Warrants”), the opportunity to exchange such Warrants and receive 0.1920 shares of common stock, par value $0.001 per share, of the Company in exchange for each Warrant. The transaction value was determined by using the average of the high and low prices of the Public Warrants of the Company as reported on The NASDAQ Global Market on December 21, 2018, which was $0.76.

(2) The amount of the filing fee assumes that all outstanding warrants of the Company will be exchanged and is calculated pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and equals $121.20 for each $1,000,000 of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,102.79	Filing Party: Priority Technology Holdings, Inc.
Form or Registration No.: Form S-4 (Registration No. 333-228645)	Date Filed: November 30, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Priority Technology Holdings, Inc. (“Priority,” the “Company,” “us” or “we”), a Delaware corporation. This Schedule TO relates to an offer by the Company to each of its warrant holders described below to receive 0.1920 shares of common stock, par value of $0.001 per share (the “Common Stock”), of the Company in exchange for every outstanding Warrant of the Company tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated December 26, 2018 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Consent, a copy of which is attached hereto as Exhibit (a)(1)(B).

Concurrently with the Offer, we are also soliciting consents from holders of the Warrants to amend the warrant agreement, dated as of September 13, 2016, by and between the Company and American Stock Transfer & Trust Company, LLC (the “Warrant Agreement”), which governs all of the Warrants, to permit the Company to require that each outstanding Warrant be converted into 0.1728 shares of Common Stock, which is a ratio 10% less than the ratio applicable to the Offer. Pursuant to the terms of the Warrant Agreement, the consent of holders of at least a majority of the outstanding Warrants is required to approve the Warrant Amendment, with the Public Warrant holders and Private Warrant holders voting together. Therefore, one of the conditions to the adoption of the Warrant Amendment is the receipt of the consent of holders of at least a majority of the then outstanding Warrants.

The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal and Consent, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)           Name and Address. The name of the issuer is Priority Technology Holdings, Inc. The Company’s principal executive offices are located at 2001 Westside Parkway, Alpharetta, GA 30004, and its telephone number at such offices is (800) 935-5961.

(b)           Securities. The subject securities include:

(i)	the Company’s publicly traded warrants to purchase shares of our Common Stock, which were originally issued as warrants to purchase the common stock, $0.0001 par value, of M I Acquisitions, Inc. (“M I”) in connection with the initial public offering of M I’s securities on September 19, 2016 (the “M I IPO”), which entitle such warrant holders to purchase one share of Common Stock at an exercise price of $11.50, subject to adjustments, referred to as the “Public Warrants,” and

(ii)	certain of the Company’s warrants to purchase shares of our Common Stock that were privately issued in connection with the M I IPO based on an exemption from registration under the Securities Act of 1933, as amended, referred to as the “Private Warrants.” The Private Warrants entitle the holders to purchase one share of Common Stock for a purchase price of $11.50, subject to adjustments. The terms of the Private Warrants are identical to the Public Warrants, except that such Private Warrants are exercisable on a cashless basis and are not redeemable by us, in each case so long as they are still held by the initial holders or their affiliates.

The Public Warrants and Private Warrants are referred to collectively as the “Warrants.” As of December 21, 2018, there were an aggregate of 5,310,109 Public Warrants and 421,107 Private Warrants outstanding.

(c)           Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Market Price, Dividends and Related Stockholder Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)           Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s Executive Officers and Directors as of December 21, 2018 are listed in the table below.

Name	Position
Thomas Priore	President, Chief Executive Officer and Chairman
John Priore	Vice-Chairman
Michael Vollkommer	Chief Financial Officer
Bruce Mattox	Chief Accounting Officer
Sean Kiewiet	Chief Technology Officer
Timothy Schneible	Chief Operating Officer
Cindy O’Neill	President of Commercial Payments
David McMiller	President of Commercial Business Services
Afshin Yazdian	President of Core Acquiring
Chris Prince	General Counsel
Marc Manuel	Director
William Gahan	Director
Matthew Kearney	Director

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)           Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “The Offer and Consent Solicitation” is incorporated herein by reference.

(b)           Purchases. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Transactions and Agreements Concerning Our Securities” and “The Offer and Consent Solicitation — Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a)            Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Transactions and Agreements Concerning Our Securities,” “Certain Relationships and Related Person Transactions” and “Description of Capital Stock” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)           Purposes. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(b)           Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer — Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(c)           Plans. Except as described in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors,” “The Offer and Consent Solicitation,” “Business,” “Certain Relationships and Related Person Transactions” and “Description of Capital Stock,” which are incorporated by reference herein, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from The NASDAQ Global Market; (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a)           Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Source and Amount of Funds” is incorporated herein by reference.

(b)           Conditions. Not applicable.

(c)           Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)           Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

(b)           Securities Transactions. Except as set forth in the section of the Prospectus/Offer to Exchange entitled “Certain Relationships and Related Person Transactions,” which are incorporated by reference herein, neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transactions in the Company’s warrants in the last 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)           Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, the dealer manager, the information agent or the exchange agent for the Offer is making any recommendation as to whether holders of Warrants should tender Warrants for exchange in the Offer.

Item 10. Financial Statements.

(a)           Financial Information. The financial statements and other financial information of the Company listed below are incorporated by reference into this Schedule TO as indicated below. References to page numbers refer to the corresponding page of the Prospectus/Offer to Exchange. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the Securities and Exchange Commission (“SEC”) prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

PRIORITY TECHNOLOGY HOLDINGS, INC.

M I ACQUISITIONS, INC.

(b)           Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a)            Agreements, Regulatory Requirements and Legal Proceedings.

(1)            The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation – Agreements, Regulatory Requirements and Legal Proceedings” and “Certain Relationships and Related Person Transactions” is incorporated herein by reference.

(2)            The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation – Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(3)            Not applicable.

(4)            Not applicable.

(5)            None.

(c)            Not applicable.

Item 12. Exhibits.

Exhibit No.	Description	Included	Form	Filing Date
(a)(1)(A)	Prospectus/Offer to Exchange	By Reference	S-4/A	December 26, 2018
(a)(1)(B)	Form of Letter of Transmittal and Consent	By Reference	S-4/A	December 26, 2018
(a)(1)(C)	Form of Notice of Guaranteed Delivery	By Reference	S-4/A	December 26, 2018
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	By Reference	S-4/A	December 26, 2018
(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	By Reference	S-4/A	December 26, 2018
(a)(2)	Not applicable	—	—	—
(a)(3)	Not applicable	—	—	—
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A))	By Reference	S-4/A	December 26, 2018
(a)(5)(A)	Press Release, dated November 30, 2018	By Reference	SC TO	November 30, 2018
(a)(5)(B)	Press Release, dated December 26, 2018	Herewith
(b)	Not applicable
(d)(i)	Second Amended and Restated Certificate of Incorporation of Priority Technology Holdings, Inc.	By Reference	8-K	July 31, 2018
(d)(ii)	Amended and Restated Bylaws of Priority Technology Holdings, Inc.	By Reference	8-K	July 31, 2018
(d)(iii)	Warrant Agreement, dated September 13, 2016, by and between American Stock Transfer & Trust Company, LLC and the Registrant	By Reference	8-K	September 16, 2016
(d)(iv)	Registration Rights Agreement dated as of July 25, 2018 by and among M I Acquisitions, Inc. and the other parties thereto	By Reference	8-K	July 31, 2018
(d)(v)	Priority Technology Holdings, Inc. 2018 Equity Incentive Plan †	By Reference	8-K	July 31, 2018
(d)(vi)	Priority Technology Holdings, Inc. Earnout Incentive Plan †	By Reference	8-K	July 31, 2018

Exhibit No.	Description	Included	Form	Filing Date
(d)(vii)	Director Agreement by and among Priority Holdings LLC, Pipeline Cynergy Holdings, LLC, Priority Payment Systems Holdings, LLC and Thomas C. Priore, dated May 21, 2014 †	By Reference	S-4/A	December 26, 2018
(d)(viii)	Amendment No. 1 to Director Agreement by and among Priority Holdings LLC, Pipeline Cynergy Holdings, LLC, Priority Payment Systems Holdings, LLC and Thomas C. Priore, dated April 19, 2018 †	By Reference	S-4/A	December 26, 2018
(d)(ix)	Executive Employment Agreement between Priority Payment Systems Holdings LLC, Pipeline Cynergy Holdings, LLC, Priority Holdings, LLC and John V. Priore, dated May 21, 2014 †	By Reference	8-K	December 26, 2018
(d)(x)	Amendment to Executive Employment Agreement between Priority Payment Systems Holdings LLC, Pipeline Cynergy Holdings, LLC, Priority Holdings, LLC and John V. Priore, dated November 13, 2018 †	By Reference	8-K	December 26, 2018
(d)(xi)	Director Agreement by and among Priority Technology Holdings, Inc. and John V. Priore, dated December 1, 2018†	By Reference	8-K	December 26, 2018
(d)(xii)	Employment Agreement between Priority Payment Systems Holdings LLC, Pipeline Cynergy Holdings, LLC, Priority Holdings, LLC and Afshin Yazdian, dated May 21, 2014†	By Reference	S-4/A	December 26, 2018
(d)(xiii)	Executive Employment Agreement between Priority Technology Holdings, Inc. and Michael Vollkommer, dated December 20, 2018 †	By Reference	8-K	December 26, 2018
(g)	Not applicable	—	—	—
(h)	Not applicable	—	—	—

† Indicates exhibits that constitute management contracts or compensatory plans or arrangements.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Priority Technology Holdings, Inc.

	By:	/s/ Thomas C. Priore
Name: Thomas C. Priore Title: President, Chief Executive Officer and Chairman
Dated: December 26, 2018